Exhibit 99.4

BRIAN TALBOT
Consulting Process Engineer
Rtek Pty Ltd.
33 Richardson Street, West Perth, WA 6005, Australia

CONSENT OF QUALIFIED PERSON

I, Brian Talbot, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project: Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 1 DFS and Phase 2 PFS update of the NI 43-101 Technical Report”, (the “Technical Report”) with an effective date of 24th February, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated April 11, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 25th day of May 2022.

“Brian Talbot”
Brian Talbot, FAusIMM